UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bank of the Carolinas Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

06425J102

(CUSIP Number)

Lisa Tamburini

Legal Counsel and Compliance Officer

115 S. LaSalle, 34th Floor

Chicago, IL 60603

(312) 870-5685

With a copy to:

David M. Matteson

Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606

(312) 569-1145

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 06425J102

1	Names of reporting persons: RMB Capital Management LLC 59-3792751
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 44,935,688
	9	Sole dispositive power:
	10	Shared dispositive power: 44,935,688
11	Aggregate amount beneficially owned by each reporting person: 44,935,688
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 9.7% (1)
14	Type of reporting person: IA

(1)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

13D

CUSIP No. 06425J102

1	Names of reporting persons: RMB Capital Holdings LLC 45-2624924
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 44,935,688
	9	Sole dispositive power:
	10	Shared dispositive power: 44,935,688
11	Aggregate amount beneficially owned by each reporting person: 44,935,688
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 9.7% (1)
14	Type of reporting person: IA

(1)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

13D

CUSIP No. 06425J102

1	Names of reporting persons: RMB Mendon Managers LLC 45-5170846
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 44,935,688
	9	Sole dispositive power:
	10	Shared dispositive power: 44,935,688
11	Aggregate amount beneficially owned by each reporting person: 44,935,688
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 9.7% (1)
14	Type of reporting person: IA

(1)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

13D

CUSIP No. 06425J102

1	Names of reporting persons: Mendon Capital Master Fund Ltd. 98-1165011
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 44,935,688
	9	Sole dispositive power:
	10	Shared dispositive power: 44,935,688
11	Aggregate amount beneficially owned by each reporting person: 44,935,688
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 9.7% (1)
14	Type of reporting person: OO

(1)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

13D

CUSIP No. 06425J102

1	Names of reporting persons: Mendon Capital Advisors Corp. 13-3894706
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 44,935,688
	9	Sole dispositive power:
	10	Shared dispositive power: 44,935,688
11	Aggregate amount beneficially owned by each reporting person: 44,935,688
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 9.7% (1)
14	Type of reporting person: OO

(1)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (“Common Stock”), of Bank of the Carolinas Corporation, a North Carolina corporation (the “Issuer”). The principal executive offices of the Issuer are located at 135 Boxwood Village Drive, Mocksville, North Carolina 27029.

Item 2.	Identity and Background.

This statement is being filed by RMB Capital Management LLC, a Delaware limited liability company (“RMB Capital”), RMB Mendon Managers LLC, a Delaware limited liability company (“RMB Mendon”), RMB Capital Holdings, LLC, a Delaware limited liability company (“RMB Holdings”), Mendon Capital Master Fund Ltd., a corporation incorporated under the laws of Cayman Islands with limited liability (“MCM”), and Mendon Capital Advisors Corp., a Delaware corporation (“MCA” and together with RMB Capital, RMB Mendon and MCM, the “Reporting Persons”).

The principal address of each of the Reporting Persons is 115 S. LaSalle, 34th Floor, Chicago, IL 60603, except that MCA is located at 150 Allens Creek Road, Rochester, NY 14618. Each of RMB Capital, RMB Mendon, RMB Holdings and MCA is an investment advisor or management company affiliated with a group of investment funds that includes MCM.

The name, present principal occupation or employment and citizenship of each director, manager and executive officer (who is a natural person) of each corporate, limited liability company or partnership Reporting Person is set forth below. The business address of each director, manager and executive officer set forth below is 115 S. LaSalle, 34th Floor, Chicago, IL 60603. During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the directors, managers and executive officers listed below has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The controlling member and manager of RMB Capital is RMB Holdings. The name of each director and principal officer of RMB Holdings is set forth below, together with the present principal occupation and citizenship of each listed person.

RMB Capital Holdings LLC
Name	Present Principal Occupation	Citizenship
Walter Clark	Manager	U.S.A.
Richard M. Burridge	Manager	U.S.A.
Frederick Paulman	Manager	U.S.A.

The controlling members of RMB Mendon Managers are RMB Capital and MCA. The name of each director and principal officer of MCA is set forth below, together with the present principal occupation and citizenship of each listed person.

Mendon Capital Advisors Corp.
Name	Present Principal Occupation	Citizenship
Anton Schutz	President and Director	U.S.A.

The name of each director and principal officer of MCM is set forth below, together with the present principal occupation and citizenship of each listed person.

Mendon Capital Master Fund Ltd.
Name	Present Principal Occupation	Citizenship
Walter Clark	Director and President	U.S.A.
Maher Harb	Chief Financial Officer	U.S.A.
Letitia Solomon	Director	Cayman Islands
Charles Thomas	Director	United Kingdom

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used available working capital funds to fund the acquisition of the shares of Common Stock, and did not borrow any of the funds used for the acquisition.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

Except as provided below, the Reporting Persons currently have no plans or proposals which would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

On July 16, 2014, MCM completed the purchase of the shares of Common Stock contemplated by the Stock Purchase Agreement between MCM and the Issuer (the “Purchase Agreement”). In connection with the Purchase Agreement, the Issuer and RMB Capital entered into a Side Letter Agreement (the “Side Letter”), pursuant to which RMB Capital has the right to appoint one representative to the board of directors of the Issuer, who shall initially be Anton Schutz, the President and Director of MCA. The right to appoint Mr. Schutz was contingent on the closing of the purchase of Common Stock. Notwithstanding this appointment, the Reporting Persons have no actual intent to control or influence the operations of the Issuer or Mr. Schutz’s actions as a board member of the Issuer. Each of the Reporting Persons has entered into a Passivity Agreement indicating that it will not exercise or attempt to exercise a controlling influence over the management or policies of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)(b) The Reporting Persons collectively beneficially own 44,935,688 shares of Common Stock in the aggregate, representing approximately 9.7% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the group are held by MCM. By virtue of their affiliation with or control of MCM, RMB Capital, RMB Holdings, RMB Mendon and MCA may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by MCM.

For purposes of calculating the percentages set forth in this Item 5, the number of shares of common stock outstanding was based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock pursuant to the Purchase Agreement. RMB Capital acquired the right to appoint a director to the board of directors of the Issuer pursuant to the Side Letter Agreement. Pursuant to the Passivity Agreement, the Reporting Persons have agreed not to otherwise exercise or attempt to exercise a controlling influence over the management or policies of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Stock Purchase Agreement, dated as of July 15, 2014, between Bank of the Carolinas Corporation and Mendon Capital Master Fund Ltd.

Exhibit 99.2 Side Letter Agreement, dated as of June 30, 2014, between Bank of the Carolinas Corporation and RMB Capital Management LLC.

Exhibit 99.3 Passivity Agreement, dated as of June 25, 2014, by each of Mendon Capital Advisors Corp., RMB Capital Holdings LLC, RMB Capital Management LLC, RMB Mendon Managers LLC, Mendon Capital LLC, Mendon Capital Ltd. and Mendon Capital Master Fund Ltd., in favor of Bank of the Carolinas Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2014

RMB Capital Management LLC

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

RMB Capital Holdings LLC

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

RMB Mendon Managers LLC

RMB Capital Management LLC
	Its:	Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

Mendon Capital Master Fund Ltd.

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	President

Mendon Capital Advisors Corp.

By:	/s/ Anton Schutz
Name:	Anton Schutz
Title:	President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) this statement on Schedule 13D, and any amendments or supplements thereto required or permitted under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with understanding and agreement by the undersigned, as described herein, with respect to the voting of the common stock of Bank of the Carolinas Corporation. For that purpose, the undersigned hereby constitute and appoint RMB Capital Management LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and of the Securities Exchange Act of 1934, as amended, in connection with said action, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 28, 2014

RMB Capital Management LLC

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

RMB Capital Holdings LLC

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

RMB Mendon Managers LLC

RMB Capital Management LLC
	Its:	Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

Mendon Capital Master Fund Ltd.

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	President

Mendon Capital Advisors Corp.

By:	/s/ Anton Schutz
Name:	Anton Schutz
Title:	President